Mail Stop 4561

October 13, 2006

Mr. Heath B. Clarke
Chairman, Chief Executive Officer, and Director
Interchange Corporation
One Technology Drive
Building G
Irvine, CA   92618

> **Re:**   **Interchange Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 22, 2006**
> **File No. 000-50989**

Dear Mr. Clarke:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief